FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 19, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2008 Annual General Shareholders' Meeting” dated March 19, 2008.
2.	Taiwan Stock Exchange filing entitled, “The Board resolution to issue secured corporate bond” dated March 19, 2008.
3.	Taiwan Stock Exchange filing entitled, “The Board resolution to acquire a building” dated March 19, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 19, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1.

AU Optronics Corp.
March 19, 2008
English Language Summary

Subject: The Board resolution to convene the 2008 Annual General Shareholders' Meeting.
Regulation: Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2008/03/19

Content:
1. Date of the board of directors’ resolution: 2008/03/19
2. Date for convening the shareholders' meeting: 2008/03/19
3. Location for convening the shareholders' meeting: No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
4. Cause or subjects for convening the meeting:
A. Report items:
(1)  Report of 2007 business.
(2)  Audit Committee's review report.
(3)  Report of indirect investments in China in 2007.
(4)  Report on the revisions to the“Rules for Meetings of Board of Directors”.
B. Acceptances and Discussions:
(1)  To accept the 2007 Business Report and Financial Statements.
(2)  To approve the proposal for distribution of 2007 profits.
(3)  To approve the proposal for the capitalization of 2007 dividends and employee profit sharing.
(4)  To approve the proposal for the revisions to the“Rules for the Election of Directors and Supervisors”.
(5)  To approve the proposal for releasing Directors from non-competition restrictions.
5. Book closure starting and ending dates: 2008/04/21 - 2008/06/19
6. Any other matters that need to be specified:
(1)   The proposals for 2007 profit distribution and the capitalization of 2007 dividends and employee profit sharing will be resolved by the Board and be announced 40 days prior to the Meeting date, i.e. by May 9, 200, pursuant to the ROC rules.
(2)   The 2008 Submission Period of the Company for the submission of shareholder proposals pursuant to the ROC Company Law will begin from April 11, 2008 and will end on April 21, 2008.
(3)   Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period.  Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 11, 2008 to April 17, 2008. The ADR Record Date is April 21, 2008.  For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

Item 2.

AU Optronics Corp.
March 19, 2008
English Language Summary

Subject: The Board resolution to issue secured corporate bond
Regulation: Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2008/03/19

Content:
  1.   Date of the board of directors resolution:2008/03/19
  2.   Name 【__nth issue of (secured, unsecured) corporate bonds of ___ Co.】:
Secured corporate bonds of AU Optronics.
  3.   Total amount of the issue: NT$ 7 billion.
  4.   Face value: NT$ 1 million or integral multiples of NT$ 1 million.
  5.   Issue price: To be determined.
  6.   Issue period: Up to 5 years.
  7.   Issue coupon/interest rate: To be set in accordance with the market conditions.
  8.   Types, names, monetary amounts of security or collateral and stipulations thereupon: Secured by banks.
  9.   Use of the funds raised by the offering and utilization plan: Capital expenditure.
10.   Underwriting method: To be determined.
11.   Trustees for the bonds: To be determined.
12.   Underwriter or distributing agent institution: To be determined.
13.   Guarantor(s) for the issue: Mizuho bank and 3 other banks.
14.   Institution serving as agent for payment of the principal and interest: To be determined.
15.   Certifying institution: To be determined.
16.   Where convertible into shares, the rules for conversion: N/A.
17.   Resale conditions: To be determined
18.   Repurchase conditions: To be determined
19.   The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A.
20.   Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A.

21.   Any other matters that need to be specified: Upon the approval of Securities and Futures Bureau, the Company will apply for trading the secured corporate bonds on the over-the-counter market.

Item 3.

AU Optronics Corp.
March 19, 2008
English Language Summary

Subject: The Board resolution to acquire a building
Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2008/03/19

Content:
  1.   Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): The building is located at No.3, Industry E. Rd.3, Hsinchu Science Park, Hsinchu, Taiwan R.O.C.
  2.   Date of the occurrence of the event: 2008/03/19
  3.   Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:
Transaction volume: 9,256.96 square meters, equivalent to 2,800 ping.
Total amount of transaction: Up to NT$ 80 million.
  4.   Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):
Counterparty: Qisda Corporation.
The relationship with the company: The investor under Equity method over the Company and the investee under Equity method by the Company concurrently.
  5.   Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:
The reason for choosing the related party as trading counterpart: The trading asset is located next to the Company's L1 fab.
Previous owner: Veutron Corporation.
Price of transfer by previous owner: NT$ 99.8 million.
The date of acquisition by Previous owner: May 1, 2002.

  6.   Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:
The date of acquisition by the related party: May 1, 2002.
Price of transfer to the related party: NT$ 99.8 million.
The related party's relationship to the Company at that time:
The investor under Equity method over the Company
  7.   Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A.
  8.   Terms of delivery or payment (including payment period and monetary amount): Payment in installments.
  9.   The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:
The transaction price is calculated by the formula set up by the Science Park Aministration.
10.   Name of the professional appraisal institution and its appraisal amount: N/A.
11.   Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A.
12.   Is the appraisal report price a limited price or specific price?: N/A.
13.   Has an appraisal report not yet been obtained?: N/A.
14.   Reason an appraisal report has not yet been obtained: N/A.
15.   Broker and broker's fee: N/A.
16.   Concrete purpose or use of the acquisition or disposition: For Operation.
17.   Do the directors have any objection to the present transaction?: No.
18.   Any other matters that need to be specified: Nil.